Exhibit H

               [Suggested Form of Notice of Proposed Transaction]

                            UNITED STATES OF AMERICA
                                   before the
                         SECURITIES EXCHANGE COMMISSION



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
(Rel. No. ____________)

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In the Matter of

NATIONAL FUEL GAS COMPANY 10 Lafayette Square Buffalo, New York 14203 ( )
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                    NOTICE OF PROPOSAL TO ISSUE COMMON STOCK
                      IN PARTIAL PAYMENT OF DIRECTORS' FEES

                  National Fuel Gas Company ("National"), 10 Lafayette Square, Buffalo, New York 14203, a registered holding company, has filed a declaration pursuant to Sections 6(a), 7, and 12(e) of the Public Utility Holding Company Act of 1935, as amended, and rule 65 promulgated thereunder.
                  On September 19, 1996, the Board of Directors of National adopted resolutions, and amended National's by-laws, to provide that outside directors shall receive a portion of their annual retainer in common stock of National ("Shares Payment Policy"). Accordingly, on a quarterly basis, shares of National Fuel Gas Company common stock par value $1.00 ("Common Stock") will be issued to each non-employee director in partial payment of that director's retainer. The Common Stock thereby issued shall not be transferable until the later of two years from date of issuance or six months after the director's cessation of service as a director.
         Initially, one hundred shares will be issued to each outside director on a quarterly basis as partial payment of his/her retainer. The Board will, from time to time, make such adjustments in the number of shares issuable to each director under the Shares Payment Policy, as the Board, in its discretion, deems appropriate in light of then existing circumstances (including, but not limited to, the then existing market value of the Common Stock).
         One hundred thousand shares of Common Stock have been reserved for issuance pursuant to the Shares Payment Policy. Those shares may be authorized but unissued shares or treasury shares. The Board may adjust the number of shares reserved pursuant to the Shares Payment Policy or that may be issued pursuant thereto, in order to prevent dilution or enlargement in the event of a stock split, reverse stock split, reorganization or similar event with respect to which the Board determines that an equitable adjustment is appropriate.
                  National will seek Shareholder approval of the Shares Payment Policy at its next annual meeting, which is currently scheduled to be held on February 20, 1997. The first Common Stock disbursement under the Shares Payment Policy will be for the quarter beginning January 1, 1997.
                  The application-declaration is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________________, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declaration at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any application-declaration, as filed, and as it may be further amended, may be granted and permitted to become effective.